UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 333-209744

TODOS MEDICAL LTD.

(Translation of registrant's name into English)

1 Hamada Street

Rehovot, Israel 2244427

Tel: (011) (972) 8-633-3964

 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒   Form 20-F      ☐   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Entry into a Material Definitive Agreement.

On November 24, 2018, we entered into a binding agreement with Amarantus Bioscience Holdings, Inc. ("Amarantus"), a biotechnology holding company, for the establishment of a joint venture to develop LymPro Test®, an immune-based neurodiagnostic blood test originally developed at the University of Leipzig, as a diagnostic blood test for detection of Alzheimer’s disease (the "Joint Venture Transaction"). Pursuant to the agreement, we will issue to Amarantus 19.99% of our outstanding ordinary shares, in exchange for 19.99% of Breakthrough Diagnostics, Inc., a wholly-owned subsidiary of Amarantus. As part of the Joint Venture Transaction, all rights to the LymPro Test and certain other diagnostic assets will be assigned by Amarantus to Breakthrough Diagnostics. In addition, Amarantus will grant us an exclusive option to acquire the remaining 80.01% of Breakthrough Diagnostics in exchange for an additional 30.01% of our outstanding shares. The exclusive option will be exercisable upon Amarantus entering into an amended and restated license agreement with the University of Leipzig. The closing of the Joint Venture Transaction is subject to our raising $1,000,000 in equity or debt financing.

Financial Statements and Exhibits.

The following Exhibit is filed as part of this Report.

Exhibit Number	Description

99.1	Press Release, dated December 3, 2018

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TODOS MEDICAL LTD.

Date: December 3, 2018	By:	/s/ Dr. Herman Weiss
Name: Dr. Herman Weiss
Title: Chief Executive Officer

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